CONFIDENTIAL TREATMENT REQUESTED

June 17, 2019

VIA EDGAR AND FEDEX

Division of Corporation Finance

Office of Financial Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Intercorp Financial Services Inc.
Draft Registration Statement on Form F-1
Confidentially Submitted on May 8, 2019
CIK No. 0001615903

Ladies and Gentlemen:

On behalf of our client, Intercorp Financial Services Inc. (the “Company” or “IFS”), we are responding to the comments from the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated June 4, 2019 (the “Comment Letter”) relating to the Company’s confidential draft Registration Statement on Form F-1 submitted to the Commission on May 8, 2019 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. The responses below are based on the information provided to us by the Company. The headings and paragraph numbers of this response letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments below in bold italics. Capitalized terms used but not defined herein have the meanings given to them in the Amended Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amended Registration Statement.

Management’s Discussion and Analysis of Results of Operations and Financial Condition Results of Operations for the Year Ended December 31, 2018 Compared to Year Ended December 31, 2017, page 75

1. Please revise to discuss changes in financial condition for the periods presented. Please refer to Item 303 of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has revised the Management’s Discussion and Analysis of Results of Operations and Financial Condition to discuss the changes

CONFIDENTIAL TREATMENT REQUESTED

in its financial condition as of the end of the periods presented. For each of March 31, 2019, December 31, 2018 and December 31, 2017, the Company inserted a subsection discussing its financial condition in comparison to the prior audited balance sheet, beginning on pages 78, 95 and 111, respectively.

Results of Operations by Segment, page 77

2. We note that total net premiums earned minus claims and benefits increased S/254.5 million and 167% in 2018 primarily due to increases in net claims and benefits offset by increases in net premiums due to the acquisition of Seguros Sura. Please enhance your disclosure to clarify why the increase in net claims and benefits was significantly greater than the increase in net premiums and if you expect this trend to continue.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the growth of net claims and benefits during 2018 primarily is a result of the stock of net claims and benefits acquired from Seguros Sura, while the growth in net premiums reflects new annuity policies written during the year. As a result, the two indicators for 2018 are not closely related. The Company has added disclosure on page 105 in response to the Staff’s comment.

Selected Statistical Analysis

Loan Portfolio, page 122

3. Please disclose foreign loans by country where such borrowings exceed 1% of total assets or disclose that you do not have any such exposure. Refer to Guide 3; Item 3.C.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that loans by country, apart from Peru, do not exceed 1% of the Company’s consolidated assets. The Company has added a sentence after the table on page 149 stating that fact.

Composition of Deposits and Other Commitments, page 129

4. Please disclose deposits in foreign banking offices, material deposits by foreign depositors, time deposits in amount of $100,000 or more by maturity both domestically and in foreign offices. Refer to Guide 3; Item 5.

RESPONSE: The Company respectfully advises the Staff that it has inserted disclosure on pages 155, 156, 157 and 158 in response to the Staff’s comment by adding tabular disclosure with respect to these items.

Business

Wealth Management Segment

Portfolio Investments, page 192

5. Please disaggregate your assets under management by asset class type, e.g. equity, fixed income, etc.

RESPONSE: The Company respectfully advises the Staff that it has revised page 224 in response to the Staff’s comment by adding tabular disclosure breaking down Inteligo’s assets under management by asset class type.

CONFIDENTIAL TREATMENT REQUESTED

Banking Segment

Market Risk, page 206

6. You state on pages 207, 210 and 213, that for Interbank, Interseguro and Inteligo you utilize Value-at-risk (VaR) to assess market risk. Please address the following:

•	Disclose the VaR results for Interbank, Interseguro and Inteligo for the periods presented and discuss material year-over-year changes; and

•	Disclose if you had any back-testing exceptions for the period presented.

RESPONSE: The Company respectfully advises the Staff that it has revised pages 238, 242, 243, 246 and 247 by adding tables disclosing the VaR results for Interbank, Interseguro and Inteligo, respectively, discussing material period-over-period changes and disclosing there were no back-testing exceptions for the periods presented, in response to the Staff’s comment.

Principal Shareholders, page 246

7. Please revise your table to reflect the number of shares beneficially owned by Intercorp Perú Ltd as that term is defined by General Instruction F of Form 20-F. In this regard we note your disclosure on page 254 that Intercorp Peru Ltd. holds 57.08% of your common shares directly, and 17.24% indirectly through its subsidiaries Intercorp Capital Investments Inc. and IFH Capital Corp.

RESPONSE: The Company respectfully acknowledges the Staff’s comments and has adjusted the principal shareholder table to make clear Intercorp Peru’s beneficial ownership of the shares held by its intermediate holding companies on page 280.

8. We note your disclosure in footnote (1) that the selling shareholders, IFH Capital Corp. and Intercorp Capital Investments Inc., are “owned and controlled by the Rodriguez Pastor family.” Please disclose, if true, that Mr. Carlos Rodriguez Pastor Persivale is the sole “beneficial owner” of the shares offered by the selling shareholders or revise to disclose “any person” that is the beneficial owner of the shares offered by the selling shareholders. Please make conforming revisions with respect to the beneficial ownership of the 57.1% of your shares held directly by Intercorp Perú Ltd.’s, naming the “natural or legal person(s)” that beneficially own these shares, or provide us with your detailed legal analysis for why this information is not material. Please refer to General Instruction E, Item 7.A.3, and Item 9.D of Form 20-F for guidance.

RESPONSE: The Company respectfully advises the Staff that it has added disclosure on page 280 to describe the voting control of Intercorp Peru, and by extension the beneficial ownership of members of the Rodriguez Pastor family. In addition, the Company has amended the selling shareholder disclosure. Accordingly, the Company intends to file by subsequent amendment the relevant related exhibit.

CONFIDENTIAL TREATMENT REQUESTED

9. We note that the underwriters have the option to purchase additional common shares from each of you, Interbank and the selling shareholders, and that your beneficial ownership disclosure after the offering assumes the underwriters do not exercise their option to purchase additional common shares. Please revise to also disclose your beneficial ownership disclosure after the offering, by footnote or otherwise, in the event that the underwriters do exercise this option. Please refer to Item 9.D.2 of Form 20-F for guidance.

RESPONSE: The Company respectfully advises the Staff that it has updated the principal shareholders table on page 280 to reflect the changes in beneficial ownership after the offering with and without exercise of the overallotment option.

Consolidated Financial Statements

Notes to the consolidated financial statements

Note 7. Loans, net, page F-81

10. Please disaggregate the following disclosures by portfolio class, e.g. commercial, consumer, etc:

•	Credit quality and maximum exposure to credit risk based on your internal credit rating as presented on page F-82;

•	The movement of the allowance for expected credit losses calculated according to IFRS 9 as presented on page F-83; and

•	Past due and under legal collection loans as presented on page F-86.

Refer to IFRS 7.35(B) and (F) and 7.B.8.

RESPONSE: The Company respectfully advises the Staff that it has revised the audited annual consolidated financial statements in response to the Staff’s comments on page F-83, F-84, F-87 and F-88.

Note 13. Due to banks and correspondents, page F-99

11. We note from your discussion of outstanding indebtedness of Interbank beginning on page 102, that certain of your loan and credit facilities contain covenants. We also note from your disclosure on page F-101, that some of your bank loan agreements include standard clauses regarding compliance of financial ratios, the use of funds, and other management issues. Please enhance your disclosure to clarify whether the Group was in compliance with all of the covenants for the periods presented.

RESPONSE: The Company respectfully advises the Staff that it has revised the audited annual consolidated financial statements in response to the Staff’s comments on page F-103.

CONFIDENTIAL TREATMENT REQUESTED

We thank you for your attention to this submission. We hope the foregoing answers are responsive to your comments. If you have any questions or require any additional information with respect to the above, please contact me at (212) 848-5009.

Very truly yours,

/s/ Antonia E. Stolper

Antonia E. Stolper

cc:	Christopher Dunham – Staff Attorney
Erin Purnell – Staff Attorney
Michaela Casassa Ramat – Chief Financial Officer, IFS
Juan Antonio Castro Molina – General Counsel, IFS
Juan Francisco Mendez – Simpson Thacher & Bartlett LLP